The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457
January 31, 2014

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Tom Kluck
                    Branch Chief

Re:           eBullion, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed December 23, 2013
File No. 333-188003

Dear Mr. Kluck:

Thank you for your January 22, 2014 letter regarding eBullion, Inc. (“eBullion”).  In order to assist you in your review of eBullion’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 6 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.
Please update your cross-references throughout your registration statement to ensure that they are referencing the appropriate pages.  For example only, we note on page 3 that you cross-reference the “Risk Factors” section “beginning on page 3.”  However, we note that your “Risk Factors” section begins on page 4 in the registration statement.  Please revise this cross-reference as appropriate or advise.

United States Securities and Exchange Commission
January 31, 2014

Response: We have revised the cross reference referred to in your letter and have updated all other cross-references

2.
We note your disclosure that only customers that maintain an account with Man Loong complete the trading account form filed as Exhibit 10.11 to the registration statement.  Please revise your disclosure to explain how trades are processed for customers that do not maintain such accounts with Man Loong.  In addition, please explain how the form filed as Exhibit 10.11 is consistent with your disclosure throughout your registration statement regarding the fact that the trading contracts are between the customers and the customers’ agents and the fact that commissions and/or trade processing fees are paid by the customers’ agents or revise your disclosure as appropriate.

Response: Please note that the trading account form is completed by each customer that engages in a trade using Man Loong’s electronic trading platform.  The form is used by Man Loong to ensure that each customer understands its obligation  to the agent and Man Loong but it is not a trading contract and does not specify any specific trading transactions.

3.
We note your response to comment 2 in our letter dated November 26, 2013, in particular your illustration of the steps involved in closing out a contract.  You indicate that if Customers A and B are counterparties to a contract and Customer B determines to close out its position under the contract, amounts owed under the contract are netted and paid to the appropriate counterparty’s agent.  You also indicate that Customer A will continue as a party to the contract.  Finally, you indicate that the next customer seeking to enter into a contract becomes the new counterparty to Customer A.  Please explain how the contract continues after Customer B closes out its position under the contract.  Please also explain how the contract operates during the period between the closing out of Customer B’s position and the identification of a new counterparty, in particular with respect to amounts payable or receivable under the contract.  For example, how does the contract operate if Customer A suffers a gain or loss during this period?

Response: We have provided additional disclosure in the registration statement regarding the agent’s role  as the counterparty until a new counterparty is found.

Holders, page 24

4.	Please update your disclosure of the approximate number of holders of your common stock as of the latest practicable date. Please refer to Item 201(b) of Regulation S-K.

           Response: We have provided the number of holders of record of the common stock as of a recent date.

Management’s Discussion and Analysis of Financial Condition and Results . . . , page 25

Liquidity, page 27

5.
Please tell us and revise your filing to disclose why there was a substantial decrease in customer deposits from March 31, 2013 to September 30, 2013.  Also, please tell us if this decrease is the result of any known trends or uncertainties that have had or that you expect will have a material favorable or unfavorable impact on operations.  Please refer to Item 303 of Regulation S-K.

United States Securities and Exchange Commission
January 31, 2014

Response: We have added disclosure explaining that the recent lack of volatility of gold prices has result in a lower sales volume and thus less trade revenue.

6.
We note your disclosure regarding the loan Man Loong made to eBullion Trade in July 2013.  Please revise your disclosure to identify the dollar value of the loan in United States Dollars.  In addition, please expand your disclosure here and elsewhere regarding the business of eBullion Trade.  Please identify the year in which eBullion Trade was formed.  Please also discuss the status of eBullion Trade’s application to become a member of the Guangdong Precious Metal Exchange.  Please identify and discuss the types of contracts traded on the Guangdong Precious Metal Exchange.

Response: We have added the requested disclosure in the MD&A as well as in the disclosure regarding eBullion’s corporate structure and the disclosure regarding Man Loong’s growth strategy.

Director Compensation, page 30

7.
We note your disclosure here that Mr. Wong receives an annual payment from Man Loong for his services as a director of Man Loong of HK$120,000, which was US$15,472 in 2013.  However, we note your disclosure that Mr. Wong was paid US$16,266 by Man Loong for his services as director of Man Loong for the six months ended September 30, 2013.  Please revise your disclosure to explain the disparity between the Mr. Wong’s fees in 2013 and in the six months ended September 30, 2013 or advise.  In addition, please ensure that your disclosure regarding your director’s compensation to Mr. Wong is consistent throughout your registration statement.  For example only, we note that you identify Mr. Wong’s director’s compensation for the six months ended September 30, 2013 was $7,733 in contrast to your disclosure on page 30 discussed above.  Please revise your disclosure to resolve this inconsistency or advise.

Selling Stockholders, page 31

8.
We note your response to comment 16 of our comment letter dated September 20, 2013.  Please revise your disclosure regarding Chui Chui Li, Ka Ming Lau and Siu Yin Cheung in the selling stockholder table to reflect the shares held by their spouses or advise.

Response: We have revised the disclosure as requested.

Financial Statements

Financial Statements of eBullion, Inc. for the Six Months Ended September 30, 2013 and 2012, page F-1

Unaudited Condensed Consolidated Statements of Cash Flows, page F-4

9.	Please tell us how you determined it was appropriate to classify Loan to eBullion Trade as an operating activity. Please refer to ASC 230-10-45.

Response: We have revised the Statements of Cash Flows to reclassify the Loan to eBullion as an Investing Activity.

United States Securities and Exchange Commission
January 31, 2014

Notes to the Financial Statements, page F-5

4. Loan to eBullion Trade, page F-15

10.
Please tell us if eBullion Trade is a variable interest entity (VIE) and how you made that determination.  To the extent that eBullion Trade is a VIE, please tell us who is the primary beneficiary and how you made that determination.  Within your response, please refer to ASC 810-10.

Response:

We determined that Ebullion Trade is not a VIE and Man Loong is not the primary beneficiary of eBullion Trade business because of the following reasons:

1)
The principals of eBullion Trade bear all of the risk of loss during eBullion Trade’s development phase.  In the event that that the GPME license application isn’t approved, the entire principal balance of the RMB6.1 million loan is repayable in cash.

2)	Man Loong has no control over eBullion Trade’s operations through management, employment or non-competition agreements.
3)
eBullion Trade is still in its development phase.  It has rented an office, has acquired computer and software systems and is in the process of making application for a trading license with the GPME.  It does not have any agent contracts and so has earned no revenue from clients that are trading through eBullion Trade’s systems.

4)
EBullion Trade has the option to repay the loan in equity or cash.  Should the license be granted and operational feasibility be proved, the organizers of eBullion Trade could, under the terms of the loan, determine to repay Man Loong in cash and continue to operate the business independently.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow
Partner